           THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 13.


                                   FORM 6 - K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            Report of Foreign Issuer

                  Pursuant to Rule 13a - 16 or 15d - 16 of the
                         Securities Exchange Act of 1934

                           For the month of June 2002

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 -----------------------------------------------
                 (Translation of Registrant's Name into English)

                                 EDIFICIO CANTV
                               AVENIDA LIBERTADOR
                               CARACAS, VENEZUELA
                               ------------------
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     X            Form 40-F     ______
                             -------

                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

                  Yes      ____              No     X
                                                 -------

                  If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _______________

                  This report consists of an English translation of the Minutes of the Ordinary Assembly of Shareholders of Compania Anonima Nacional Telefonos de Venezuela ("CANTV") held on March 22, 2002.

                      MINISTRY OF THE INTERIOR AND JUSTICE
                            FIRST COMMERCIAL REGISTRY
      OF THE JUDICIAL CIRCUMSCRIPTION OF THE CAPITAL DISTRICT AND STATE OF
                                    MIRANDA:


Dr. Mariela J. Fuenmayor T., First Commercial Registrar of the Judicial Circumscription of the Capital District and State of Miranda:

                                    CERTIFIES

The entry in the Commercial Registry transcribed below, the original of which is registered in Volume: 65-A-Pro... Number: 36 of the year 2002, as well as the Participation, Notice and Document transcribed below, are faithfully taken from their originals, with the following content:




THIS PAGE BELONGS TO:
COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)

54/LIZ

Citizen
Commercial Registrar I
Of the Judicial Circumscription of the
Federal District and State of Miranda.
Caracas.

I, Mariela Rivas de Belmonte, Venezuelan, of legal age, attorney at law, holder of identity card No. 3.983.872, acting in my capacity as Secretry of the Board of Directors of Compania Anonima Nacional Telefonos de Venezuela (Cantv), organized as a Commercial Company with its domicile in Caracas, registered in the Commercial Registry kept by the Commercial Court of the Federal District on June 20, 1930, under No. 2, Volume 387, the latest bylaw reform of which was registered in the same Commercial Registry on December 14, 2001, under No. 11, Volume 240 A-PRO, come before you, properly in compliance, to participate and request the registration in this Registry, of the Minutes of the Ordinary Assembly of Shareholders of Cantv, held on March 22, 2002, which contains the resolutions adopted in that meeting, which were the following:

In Point 1, as set forth in the attached Minutes, the Assembly approved the General Balance Sheet, the Profit and Loss Statement, the Statement of Changes in Shareholders' Equity, the Statement of Cash Flow presented by the Board of Directors, pertaining to the administration of the Company during the fiscal year ending December 31, 2001, after considering the Comptrollers' report, which documents are an integral part of these Minutes.

With respect to Point 2 "Decree of Dividends", an ordinary cash dividend of forty-one bolivars with sixty cents (Bs. 41.60) per share for shareholders of record in the Book of Shareholders on 5/24/2002 was approved, to be paid through a single payment made on 6/6/2002.

With respect to the Third and Fourth Point of the Call: "Approval of the Authorized Capital" and "Modification of the Bylaws of the company, articles 4, 5, 6, 10, 11, 12, 14, 15, 17, 18, 20, 21 and New Transitional Provision", this requires the favorable vote of the majority of the Class "B" shares, held by the Venezuela Bank of Economic and Social Development (BANDES), which are not represented at this Assembly. Therefore, the deferment of these points was submitted to the Assembly's consideration for a following Extraordinary Shareholder Assembly. Submitted to a vote, this proposal was approved by the Assembly.

With respect to the Fifth Point "Appointment of the Board of Directors", the Board of Directors elected for the period 2001-2002 is the following:

PRESIDENT                                 ALTERNATE
Gustavo Roosen                            Steven Zipperstein

PRINCIPAL DIRECTORS               ALTERNATE DIRECTORS
Fares F. Salloum                  Al Giammarino
Terry Lewis                       Ruben G. Perlmutter
Howard Svigals                    Luis Esteban Palacios
Manuel Costa Marques              Arminio Borjas (h)
Ricardo Hausmann                  German Garcia Velutinia
Alberto Maman                     Cesar Quintini
Yelitza Garcia                    Ubaldo Suniaga
Luis Parra                        Ygor Lira

After considering the Sixth Point of the Assembly, it was agreed to designate Messrs. Jesus Tesara and Quisqueya Planas as Principal Comptrollers, and as their alternates, Messrs. Eudoro Barreto and Francisco Salazar, respectively, who shall serve a term of one (1) year in such capacity, for which they shall receive an annual remuneration of THREE MILLION THREE HUNDRED THOUSAND BOLIVARS WITH NO CENTS (Bs. 3,300,000.00).

Finally, as indicated in the attached Minutes, the Seventh and last point of the Call was approved, agreeing to designate as External Auditors of CANTV, for the year 2001-2002, the firm of Porta, Chafeiro, Laria and Associates.

I petition the citizen Registrar to issue a copy of this participation and five certified copies of this brief and of the record for the ensuing legal purposes.

It is recorded in Caracas on the date of its presentation.

                             Mariela Rivas Belmonte
                       Secretary of the Board of Directors
                                      CANTV

                      MINISTRY OF THE INTERIOR AND JUSTICE
                            FIRST MERCANTILE REGISTRY
  OF THE JUDICIAL CIRCUMSCRIPTION OF THE CAPITAL DISTRICT AND STATE OF MIRANDA

Caracas, May seventeen (17), year 2002 (192 and 143). The above document is deemed is presented by its SIGNATORY, for its registration in the Mercantile Registry and publication. Do so accordingly and FILE the original. The preceding document, drafted by Dr. MARIELA RIVAS NORIA, is registered in the Commercial Registry under No. 36, Volume 65-A-PRO Fees paid Bs. 451140.00. according to List RM No. 515799, Bank No. 0100635034, in the amount of Bs.44400.00. The identification was provided as follows: MARIELA RIVAS DE BELMONTE, C.I. (IDENTITY CARD), C.I. V-3.982.872.

                         The First Mercantile Registrar

                       Signed. Dr. MARIELA J. FUENMAYOR T.











THIS PAGE BELONGS TO:
COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)

DIV/ 54/LIZ

The undersigned, Mariela Rivas de Belmonte, holder of identity card No. 3.982.872, acting as Secretary of the Board of Directors of CANTV, hereby certifies: that the following text is a faithful and exact copy of the Minutes of the Extraordinary Assembly of Shareholders, held on March 22, 2002.

                        Signed: Mariela Rivas de Belmonte
                       Secretary of the Board of Directors

MINUTES OF THE ORDINARY ASSEMBLY OF SHAREHOLDERS OF COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) HELD ON MARCH 22, 2002

On this day, March 22, 2001, at 8:00 a.m., the following persons met at the CANTV Theater located on the first floor of the NEA Building, Av. Libertador, in the city of Caracas, to hold an Ordinary Assembly of Shareholders of Compania Anonima Nacional Telefonos de Venezuela "C.A.N.T.V.": Representing the Class "A"
Shares: for GTE VENHOLDINGS B.V., Mrs. Patricia Macedo Blanco, holder of identity card No. 11.314.773, representing 196,401,427 Shares; for TELEFONICA VENEZUELA HOLDING B.V. and INVERSIONES TIDE, S.A., Mr. Carlos Bello, holder of identity card No. 4.773.323, representing 54,410,144 Shares; For BANCO MERCANTIL FIDEICOMISO, Mrs. Maria Claudia Arango, holder of identity card No. 10.804.816, representing 16,153 Shares; representing BANCO MERCANTIL, C.A., BANCO UNIVERSAL, Mrs. Aury Oliveros, holder of identity card No. 5.564.351, representing 350,986 Shares; representing the Ministry of Infrastructure, Mrs. Coralia Jimenez Delgado, identity card No. 3.170.133, owner of one (1) Class "B" share; for the Class "C" Shares, authorized by the Trust Banks, the following persons were present: for the Banco Mercantil, Mrs. Maria Claudia Arango, holder of identity card No. 10.804.816, representing 11,127,182 Shares; for Unibanca, Mr. Rafael Corona, holder of identity card No. 4,974.227, representing 3,951,822 Shares; for the Banco Venezuela, Mr. Jose Pacheco, holder of identity card No. 6.256.284, representing 45,759 Shares; for Citibank, Mrs. Nora Gonzalez, holder of identity card No. 10.181.176, representing 34,769 Shares; and the holders of Class "C" Shares, whether present or represented, which are identified in the attached annex, labeled "Annex 1", which is an integral part of these minutes. For the Class "D" Shares, authorized by the Trust Banks, the following persons are present: for the Banco Mercantil, Mrs. Maria Claudia Arango, holder of identity card No. 10.804.816, representing 308,452 Shares; for Banco Venezuela, Mr. Jose Pacheco, holder of identity card No. 6.256.284, representing 8,201 Shares; for Banco Caribe, Mr. Rafael Ramos, holder of identity card No. 5.865.900, representing 574,724 Shares; for Citibank N.A., Mrs. Nora Gonzalez, holder of identity card No. 10.181.176, representing 2,108,682 Class "D" Shares of the shareholders: BT Pyramid Trust, UBS Ag London Branch, Solomon Smith Barney Inc., American Exp World Exp FD Emerging Markets Equity, KredietBank N.Y., Bear Stearns Securities Corp., Credit Lyonnais Securities USA Inc., Unilever Pension Fund, Balzac Emerging Latin America Index, National Westminster Life Assurance, Kodak Retirement Income Plan Trust, Howard Huegs Medical Institute, Philips Electronics North America, Venezuela Emerging MKT. Index Comm Trust, Global Investment Fund, New York State Common Retirement FD, UAM Funds Inc., Acadian Em. MKTS., Oregon Public Emp. Retirement System, The IBM Tax Deferred Savings Plan. Representing the depository bank of the ADRs, Bank of New

York, is Mrs. Altina De Sousa, holder of identity card No. 11.665.576, of the Banco Venezolano de Credito, representing 407,357,370 Shares. Likewise, representing Class "D" Shares they own, are the shareholders that are present or represented, that are identified in the attached list labeled "Annex 2", which is an integral part of these minutes. All of the shares present, which represent the quorum for the Assembly, total 677,639,528 Shares (73.176%).

Also present at the Assembly were Mr. Gustavo Roosen, holder of identity card No. 2.938.282, President of CANTV, and Mrs. Mariela Rivas de Belmonte, holder of identity card No. 3.982.872, Secretary of the Board of Directors.

In light of the fact that the majority of the capital stock of the Company, required for the quorum, was present or represented, the Ordinary Assembly of Shareholders of CANTV was declared validly constituted, and the shareholders present were welcomed and were informed that the holder of the majority of the Class "B" Shares, Banco de Desarrollo Economico y Social de Venezuela (BANDES), was not present.

Immediately thereafter, the Secretary of the Board read the Call to Assembly published therefore, which read as follows:

In accordance with what is set forth in Articles 8 and 9 of the Company Bylaws, are Shareholders of this Company are called to an Ordinary Assembly of Shareholders of CANTV, to be held on March 22, 2002, at 8:00 a.m., at the CANTV Theater, First Floor, NEA Building, Avenida Libertador, Caracas. The following points shall be discussed.

     1. Consideration, approval or modification of the General Balance Sheet, the Profit and Loss Statement, the Statement of Changes in Shareholders' Equity and the Statement of Cash Flows presented by the Board of Directors, representative of the administration of the company during the fiscal year ending December 31, 2001, after reviewing the report of the Comptrollers.
     2.  Decree of Dividends.
     3.  Approval of authorized capital.
     4. Modification of the Bylaws of the Company, articles 4, 5, 6, 10, 11, 12, 14, 15, 17, 18, 20, 21 and New Transitory Provision.
     5.  Appointment of the Board of Directors.
     6. Appointment of the Principal and Alternate Comptrollers of the Company, and the setting of their remuneration.
     7.  Appointment of the External Auditors of the Company.

Note:
-----

The Shareholder that cannot or does not wish to attend the Assembly in question personally, may be represented through a Letter-Power of Attorney designating the person who will represent it at the Shareholder Assembly. The draft of this Letter-Power of Attorney may be found at the office of the Secretary of the Board of Directors, and must be submitted forty-eight (48) hours in advance of the Assembly at the same office.

The shareholders of the Company are hereby informed that the General Balance Sheet, the Profit and Loss Statement, the Statement of Changes in Shareholders' Equity and the Statement of Cash Flows presented by the Board of Directors, representative of the administration of the company during the fiscal year ending December 31, 2001, with a review of the report of the Comptrollers, as well as the Draft for the Modification of the Company Bylaws, shall be available to the shareholders as of 3/6/2002 at the Office of the Secretary of the Company, located at the following address: CANTV, NEA Building, First Floor, Av. Libertador, Caracas.

Immediately thereafter, Mr. Gustavo Roosen informed the Assembly that in order to approve the Third and Fourth Point of the Call: "Approval of the Authorized Capital" and "Modification of the Bylaws of the company, articles 4, 5, 6, 10, 11, 12, 14, 15, 17, 18, 20, 21 and New Transitional Provision", this requires the favorable vote of the majority of the Class "B" shares, held by the Bank of Economic and Social Development of Venezuela (BANDES), which are not represented at this Assembly. Therefore, it was submitted to the Assembly's consideration the deferment of these points for a following Extraordinary Shareholder Assembly. Submitted to a vote, this proposal was approved by the Assembly.

Immediately thereafter, the President of the Company began the discussion of the First Point of the Call, for which purpose the following documents were read: the Annual Report, the General Balance Sheet, the Report addressed to the Assembly by the Main Comptrollers of the Company, Lics. Martin Saul Torres and Quisqueya Planas, in which they state that they examined the consolidated general balance sheet as of 12/31/2001, and the related consolidated statements of changes in shareholders' equity and cash flow for the year ending on that date, expressed in updated values that fully reflect all the effects of inflation on the purchase power of the currency, according to the opinion of the External Auditors of the Company, the firm Porta, Cachafeiro, Laria y Asociados, who state that the consolidated financial statements do reasonably present in all relevant aspects, the financial situation of Cantv and Affiliates as of that date.

Immediately thereafter, the approval of the Report to the Shareholders, the Financial Statements, including the Consolidated Financial Statements presented by the Board of Director, representative of the administration of the Company during the fiscal year ending 12/31/2001, was proposed.

Once submitted to a vote, the majority of the Assembly declared the First Point approved and agreed to attach the Annual Report that the Board of Directors presents to the Shareholders, the Consolidated Financial Statements, the Comptrollers' Report and the Report of the External Auditors to these Minutes, to become an integral part hereof.

Immediately thereafter, the Second Point of the Call: "Decree of Dividends" was submitted to the Assembly's consideration for which the proposal presented by the Board of Directors of the Company was read to the Assembly, pursuant to articles 20, literal c) and 28 of the Company Bylaws:

"Ordinary Dividend in cash of forty-one bolivars with sixty cents (Bs. 41.60) per share for shareholders registered in the Book of Shareholders on 5/24/2002, to be made in one single payment on 6/6/2002".

Once submitted to a vote, the majority of the Assembly agreed to approve the "Dividend Decree" as proposed by the Board of Directors.

Next, the Fifth Point of the Call: "Appointment of the Board of Directors", was considered. With respect to the "C" Class Shares, the Secretary of the Board of Directors, Mariela Rivas de Belmonte, read the communication sent to the Shareholder Assembly by the Commission in Charge of the Selection Process for the period 2002-2003, where they nominate, according to the election results of March 12 of this year, Ms. Yelitza Garcia and Mr. Luis Parra, for the positions of Principal Directors, and Messrs. Ubaldo Suniaga and Ygor Lira as Alternate Directors. To continue with makeup of the Board of Directors, the Assembly was asked, in order to comply with what is set forth in article 125 of the Law of Capital Markets, as to the existence of any group of shareholders representing at least twenty percent (20%) of the Capital Stock of the Company, with no affirmative response forthcoming. Then Mrs. Patricia Macedo, representing the Class "A" Shares owned by the Consortium GTE VENHOLDINGS B.V., proceeded to nominate, for the positions of: president, Mr. Gustavo Roosen and as his alternate, Mr. Steven Zipperstein; as Principal Directors, Messrs. Fares F. Salloum, Terry Lewis, Howard Svigals, Manuel Costa Marques and Ricardo Hausmann, and as Alternate Directors, Messrs. Al Giammarino, Ruben Perlmutter, Luis Esteban Palacios, Arminio Borjas (h) and German Garcia Velutini. Next, Mr. Carlos Bello, representative of TELEFONICA VENEZUELA HOLDING B.V. and INVERSIONES TIDE, S.A., stated that he was in agreement with the proposal presented by the shareholder GTE VENHOLDINGS B.V.

After submitting the above proposals to a vote, the Assembly approved them by majority vote, and therefore the Board of Directors of the company for the period 2002-2003 is formed by the following persons:

PRESIDENT                                               ALTERNATE
Gustavo Roosen                                          Steven Zipperstein

PRINCIPAL DIRECTORS                                     ALTERNATE DIRECTORS
Fares F. Salloum                                        Al Giammarino
Terry Lewis                                             Ruben G. Perlmutter
Howard Svigals                                          Luis Esteban Palacios
Manuel Costa Marques                                    Arminio Borjas (h)
Ricardo Hausmann                                        German Garcia Velutinia
Alberto Maman                                           Cesar Quintini
Yelitza Garcia                                          Ubaldo Suniaga
Luis Parra                                              Ygor Lira

Then the Sixth Point of the Call: "Appointment of the Principal and Alternate Comptrollers of the Company, and the setting of their remuneration", was considered, and for such purpose, the two (2) lists of three candidates for Comptroller were read, which lists had been available to the shareholders since March 6, 2002. Thereafter the separate voting was carried out, according to the procedure laid out in articles 126 and 127 of the Law of Capital Markets. Messrs. Jesus Tesara, as Principal Comptroller, and Eudoro Barreto, as Alternate Comptroller, were elected by the shareholders (27.12% of the shares present at the Assembly; and for the rest of the shares present, Messrs.

Quisqueya Planas as Principal Comptroller and Francisco Salazar as Alternate Comptroller, were elected; all of whom shall serve a term of one (1) year in such positions as of this date, and shall receive an annual remuneration of THREE MILLION THREE HUNDRED THOUSAND BOLIVARS WITH ZERO CENTS (Bs. 3,300,000.00).

Finally, the President of the Company, Mr. Gustavo Roosen, submitted to the consideration of the Assembly the Seventh and last point of the Call:
"Appointment of the External Auditors of the Company", according to what is set forth in article 11, literal f) of the Bylaws of the Company. The Assembly agreed by majority vote to appoint the firm Porta, Cachafeiro, Laria y Asociados as the External Auditors of CANTV for the year 2002-2003.

After completing the agenda, the meeting was adjourned, authorizing Dr. Mariela Rivas de Belmonte, the Secretary of the Board of Directors, to request the registration with the Mercantile Registry and make the corresponding publication.

These Minutes are drafted, and in conformity, the attendees sign it.

    /s/ Patricia Macedo Blanco                               /s/ Carlos Bello
    --------------------------                          --------------------------
        Patricia Macedo Blanco                                   Carlos Bello
Representative of GTE VENHOLDINGS B.V.               Representative of TELEFONICA VENEZUELA
                                                        HOLDING B.V. AND INVERSIONES TIDE

        /s/ Aury Oliveros                                 /s/ Coralia Jimenez D.
    --------------------------                          --------------------------
            Aury Oliveros                                     Coralia Jimenez D.
        Banco Mercantil, C.A.                        Representative of the Ministry of
           Banco Universal                                      Infrastructure

        /s/ Gustavo Roosen                               /s/ Maria Claudia Arango
    --------------------------                          --------------------------
            Gustavo Roosen                                   Maria Claudia Arango
          President of CANTV                                    Banco Mercantil

         /s/ Rafael Corona                                   /s/ Jose Pacheco
    --------------------------                          --------------------------
             Rafael Corona                                       Jose Pacheco
               Unibanca                                        Banco Venezuela

         /s/ Nora Gonzalez                                   /s/ Rafael Ramos
    --------------------------                          --------------------------
             Nora Gonzalez                                       Rafael Ramos
             Citibank, N.A.                                    Banco del Caribe

        /s/ Altina De Sousa                               /s/ Martin Saul Torres
    --------------------------                          --------------------------
            Altina De Sousa                                   Martin Saul Torres
        The Bank of New York                                 CANTV Comptroller

        /s/ Quisqueya Planas                               /s/ Eudoro Barreto
    --------------------------                          --------------------------
         Quisqueya Planas                                     Eudoro Barreto
         CANTV Comptroller                                   CANTV Comptroller

                           /s/ Mariela Rivas de Belmonte
                           -----------------------------
                          Dra. Mariela Rivas de Belmonte
                  Secretary of the Board of Directors of CANTV


                                       11

CARACAS, May seventeen (17), OF THE YEAR TWO THOUSAND TWO (2002). (SIGNED). MARIELA RIVAS DE BELMONTE, Dra. MARIELA J. FUENMAYOR T. THIS CERTIFIED COPY OF A PUBLICATION IS ISSUED ACCORDING TO ROLL NUMBER 508585.

54/LIZ

                          Dra. MARIELA J. FUENMAYOR T.
                           FIRST MERCANTILE REGISTRAR

--------------------------------------------------------------------------------
REPUBLIC OF VENEZUELA
Ministry of the Treasury

Name of Applicant
CANTV

Identification Number                Date
                                     5/17/2002

For:                                 Legal Basis

H-99                      4430249
--------------------------------------------------------------------------------
                                                      MH
                                                      SENIAT

--------------------------------------------------------------------------------
5,000                     FIVE THOUSAND BOLIVARS
--------------------------------------------------------------------------------

                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANIA ANONIMA NACIONAL
                                            TELEFONOS DE VENEZUELA, (CANTV)


                                            By:  /s/ ARMANDO YANES
                                                 -----------------
                                                 Armando Yanes
                                                 Chief Financial Officer

       Date:  June 5, 2002

                                       13